18007925

SE

Washington, D.C. 20549

SEC
Mail Processing
Section

MAY 14 2018

Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~61728~~ 67128

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDDLAPPER SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 E. NORTH STREET, 2ND FLOOR
(No. and Street)

GREENVILLE	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREER WALKER CPA'S AND ADVISORS
(Name – *if individual, state last, first, middle name*)

15 S. MAIN STREET STE800	GREENVILLE	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GA

OATH OR AFFIRMATION

I, Trevor Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANDDLAPPER SECURITIES LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CAROLYN M JENKINS NOTARY PUBLIC STATE OF SOUTH CAROLINA

Signature

CEO

Title

Carolyn M. Jenkins
Notary Public Commission Expires 12-15-2026

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sandlapper Securities, LLC

Report on Financial Statements

For the year ended December 31, 2017

(Pursuant to paragraph (d) of rule 17a-5 of the
Securities Exchange Act of 1934)

Contents

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1865*********************MIXED AADC 220
67128 FINRA DEC
SANDLAPPER SECURITIES LLC
SECOND FLOOR
800 E NORTH ST
GREENVILLE, SC 29601-3174

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,395
   B. Less payment made with SIPC-6 filed (**exclude interest**) (3,751)
   8-1-2017
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 7,044
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 7,044
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sandlapper Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 7th day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

GreerWalker

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES ON THE SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS

To the Members of Sandlapper Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Sandlapper Securities, LLC (the "Company"), and SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment and Reconciliation (Form SIPC-7) for the year ended December 31, 2017. The Company's management is responsible for the Company's Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective check copies or wire transfers , noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers showing calculation of SIPC operating revenue and assessment calculations, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers showing calculation of SIPC operating revenues and assessment calculations supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker LLP

Certified Public Accountants
May 11, 2018
Greenville, SC

SANDLAPPER
Securities, LLC Member FINRA/SIPC

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) Sandlapper Securities, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(ii).
b) Sandlapper Securities, LLC met the exemption provisions throughout the most recent fiscal year without exception.

Signed on behalf of SANDLAPPER Securities, LLC

Mr. Trevor Gordon
Chief Executive Officer
Dated: 05/11/2018

800 E. North Street, Second Floor – Greenville, SC 29601
ph: (864) 679-4701 fax: (864) 603-2930

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Members of Sandlapper Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sandlapper Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sandlapper Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Sandlapper Securities, LLC stated that Sandlapper Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sandlapper Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sandlapper Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GreerWalker LLP

Certified Public Accountants
May 11, 2018
Greenville, SC

Sandlapper Securities, LLC
Supplementary Information
December 31, 2017

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital:	
Total members' equity	$ 417,351
Deductions or Charges:	
Nonallowable assets:	
Commissions receivable	$ 27,543
Accounts Receivable	84,133
Investment in private limited partnership	52,000
Other Current Assets	23,719
Haircut on clearing deposit	2,000
Furniture, equipment, & leasehold improvements	47,024
Total non-allowable assets	**$ 236,419**
Net capital	**$ 180,932**
Basic Net Capital Requirement:	
Minimum net capital required (greater of $ 5,000 or 6 2/3% of aggregate indebtedness)	$ 22,202
Excess net capital	**$ 158,730**
Reconciliation with Company's Computation:	
Part II of Form x-17a-5 as of December 31, 2017:	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 148,317
Adjustments made after the FOCUS Report was filed	10,413
Net capital per above	**$ 158,730**
Ratio of aggregate indebtedness to net capital	1.84 to 1

See reconciliation between the above computation and the Company's corresponding, unaudited Form FOCUS Part IIA filing as of December 31, 2017

Schedule 2 - Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3 - Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the SEC

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

See report of independent registered public accounting firm

SIS is an insurance company that offers fixed insurance products and serves as agent for variable insurance products sold through the Company.

SWM is a Registered Investment Advisory that provides wealth advisory services. For the year ended December 31, 2017 the Company received from SWM approximately $169,000 for an allocation of payroll expenses. The Company paid to SWM approximately $39,000 for reimbursement of operating expenses. As of December 31, 2017, the Company has a receivable due from SWM of approximately $23,000 which is included in due from affiliates on the statement of financial condition.

Note 9. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company is not the trustee of the plan assets. Employer contributions made to the plan during the year ended December 31, 2017 approximated $ 59,000.

Note 10. Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through May 11, 2018, the date the financial statements were available for issuance. Management has determined there were no material events that would require adjustment to or disclosure in the Company's financial statements.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

On December 31, 2017, the Company's Level 3 assets consisted of an investment in a private limited partnership called Trenton Black River I, LP with a valuation of $ 52,000, which is the company's cost basis. The asset was acquired on December 16, 2016. The issuer for the private limited partnership, John Henry Oil, does not offer current market valuations for this offering. The Company held no Level 1 or Level 2 investments required to be disclosed under FASB ASC 820 at December 31, 2017.

Note 6. Concentration of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits. Management believes the Company is not exposed to any significant credit risk on cash.

Note 7. Commitments and Contingencies

The Company was notified in July 2014 that FINRA was conducting an investigation related to the sale of fractional working interests in saltwater disposal wells sold by an affiliated non-member firm. The saltwater interests are sold through an affiliated company, TSWR Development, LLC which is 50% owned by Sandlapper Capital Investments, LLC. Management has not reached a conclusion as to the likelihood of an unfavorable outcome related to the investigation.

One customer has filed a claim against the Company in arbitration before FINRA, alleging losses based on an alleged unsuitable investment. While the Company denies the allegation, the outcome is not predictable with a high degree of assurance. Legal counsel cannot issue an opinion as to the ultimate amount (if any) of monetary liability or financial impact.

Note 8. Related Party Transactions

The Chief Executive Officer (CEO) is a majority owner of the Company. The CEO of the Company is also CEO and majority owner of Sandlapper Capital Investments, LLC (SCI), Sandlapper Insurance Services, LLC (SIS) and Sandlapper Wealth Management, LLC (SWM).

SCI is a sponsor company to raise capital for direct private placement offerings. For the year ended December 31, 2017 the Company paid SCI approximately $ 798,000 for an allocation of occupancy, building maintenance, marketing, travel, and various other expenses. SCI paid to the Company $ 360,000 for an allocation of payroll expenses. As of December 31, 2017, the Company has no payable due to nor receivable due from SCI.

Impairment in the carrying value of long-lived assets:
An impairment in the carrying value of long-lived assets could negatively affect the consolidated results of operations and net worth. Indefinite-lived intangible assets, such as investments in private limited partnerships, are recorded at fair value at the time of acquisition and are reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of private limited partnership investments, assumptions are made regarding future operating performance, business trends and market and economic conditions. Impairment charges could substantially affect reported earnings in the periods such charges are recorded. As of December 31, 2017, total investments in private limited partnerships was approximately 7% of total assets.

Policy on investments in private limited partnerships:
Private limited partnership investments are illiquid investments. In the absence of market activity, and or independent third party valuation information, the company's policy is to value these investments at cost.

Note 2. Deposit with Clearing Broker

The Company is required to maintain cash balances with a clearing broker, which is restricted to use. As of December 31, 2017, the Company had accounts with two clearing brokers in the amount of $ 110,006. Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission did not apply to any of the funds on deposit as of December 31, 2017.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $ 180,932, which was $158,730 in excess of its required net capital of $ 22,202. The Company's ratio of aggregate indebtedness to net capital was 1.84 to 1.

Note 4. Furniture, Equipment & Leasehold Improvements

The Company has leasehold improvements from the year 2014 of $86,730. The Company has furniture and fixtures acquired over the years 2013-2017 totaling $65,848. The company owns $15,676 in computer equipment acquired over the years 2011-2017. Accumulated depreciation totaled $121,230 on all fixed assets based on a five year schedule. On December 31, 2017, the value of fixed assets, net of depreciation, was $47,024.

Note 5. Fair Value of Financial Instruments

The Company has adopted accounting standards requiring certain Fair Value Measurements and Disclosures. The Standards apply to all assets and liabilities that are being measured and reported on a fair value basis. The Standards require disclosure that establishes a framework for measuring fair value under GAAP, and expands disclosure about fair value measurements. The standards enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The standard requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Note 1. Summary of Significant Accounting Policies and Activities

Business activity and regulation:
Sandlapper Securities, LLC (the "Company") is a registered broker-dealer licensed in South Carolina. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission. The Company primarily acts as the managing broker-dealer in syndication of private placement programs offered by affiliates of the Company and non-affiliated sponsor companies.

In 2011, the Company was approved for additional businesses to broker securities transactions for customers and for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

Basis of presentation:
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as established by the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC).

Revenue recognition:
Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

The Company generates commissions for acting as managing broker dealer on affiliated as well as non-affiliated sponsor company private placement offerings. Commission income and related expenses are based upon contractual arrangements and are recorded on an accrual basis.

Income taxes:
The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

On January 1, 2009, the Company adopted the provisions of FASB ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The adoption did not have any impact on the Company's financial position as no uncertain tax positions have been taken.

Furniture, equipment, & leasehold improvements:

Depreciation is provided on a straight-line basis, using estimated useful lives of five years for office furniture and equipment. During the year ended December 31, 2017 the Company had depreciation and amortization expense of $33,021.

Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sandlapper Securities, LLC

Statement of Cash Flows

For the year ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (225,951)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	33,021
Cash flows from changes in:	
Commissions receivable	48,430
Other Receivable	(80,033)
Deposit with Clearing Broker	(5,006)
Due from Affiliates	30,886
Other assets	12,474
Commissions payable and accrued expenses	(737,594)
Accounts Payable	2,591
Due to Affiliates	(20,516)
Net cash used for operating activities	**(941,698)**
Cash flows from investing activities:	
Purchase of furniture and equipment	(8,066)
Net cash used for investing activities	**(8,066)**
Cash flows from financing activities:	
Member contributions	90,000
Net cash provided by financing activities	**90,000**
Net decrease in cash and cash equivalents	(859,764)
Cash and cash equivalents, beginning of year	1,143,077
Cash and cash equivalents, end of year	$ 283,313

Cash paid for interest	$11,781

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2017

Members' equity, beginning of year	$ 553,302
Member contributions	90,000
Net loss	(225,951)
Members' equity, end of year	$ 417,351

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Operations

For the year ended December 31, 2017

Revenues	
Commissions	$ 5,550,460
Managing broker dealer income	3,061,432
Other income	500,016
Total revenue	$ 9,111,908
Expenses	
Commissions	$ 5,884,075
Payroll	1,876,369
Professional fees	470,764
Meetings and conferences	129,232
Licensing, regulatory fees and costs	84,067
Occupancy	162,789
Insurance	166,073
Marketing & advertising	277,436
Depreciation	33,021
Other	254,033
Total expenses	$ 9,337,859
Net loss	($ 225,951)

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Financial Condition

As of December 31, 2017

Assets		
Cash and cash equivalents	$	283,313
Commissions receivable		139,770
Accounts Receivable		84,133
Deposit with clearing brokers		110,006
Due from affiliates		23,719
Investment in private limited partnership		52,000
Furniture, equipment & leasehold improvements net		47,024
Total assets	**$**	**739,965**
Liabilities		
Commissions & payroll payable	$	319,165
Accounts Payable		2,591
Due to Affiliates		858
Total Liabilities	**$**	**322,614**
Members' equity		
Members' equity	$	417,351
Total liabilities and members' equity	**$**	**739,965**

See Notes to Financial Statements

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Sandlapper Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying financial statements of Sandlapper Securities, LLC (the "Company"), which are comprised of the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sandlapper Securities, LLC as of December 31, 2017, and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sandlapper Securities, LLC. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sandlapper Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information on page 10 has been subjected to audit procedures performed in conjunction with the audit of Sandlapper Securities, LLC's financial statements. The supplemental information is the responsibility of Sandlapper Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as auditors for Sandlapper Securities, LLC since 2017.

GreerWalker LLP

Certified Public Accountants
May 11, 2018
Greenville, SC

GreerWalker LLP | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,101,495
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	433,630
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,071,396
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,505,026
2d. SIPC Net Operating Revenues	$ 7,596,469
2e. General Assessment @ .0015	$ 11,395

(to page 1, line 2.A.)